Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

December 23, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Chambre Malone

Re:

Divine Skin, Inc.

Registration Statement on Form S-1 Filed November 3, 2011

File No. 333-177708

Dear Sirs:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated November 28, 2011. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Facing Page

Comment 1.

Please revise the facing page to include the completed checkbox and accompanying statement regarding securities offered pursuant to Rule 415. See facing page of Form S-1.

Response:

The facing page has been revised to include a completed check box and accompanying statement regarding securities offered pursuant to Rule 415.

Certain Relationships and Related Transactions, page 33

Comment 2.

We note your disclosure in Note 1 of your Condensed Consolidated Financial Statements on page F-7 in which you state that you entered into an exclusive distribution agreement with NutraOrigin, which is owned by your chairman’s father. Please tell us what consideration you have given to providing disclosure of this arrangement pursuant to Item 404 of Regulation S-K.

United States Securities and Exchange Commission

December 21, 2011

Response:

The “Certain Relationships and Related Transactions” has been revised to include disclosure relating to transactions with the father of the Company’s chairman and chief executive officer.

Report of Independent Public Accounting Firm, page F-26

Comment 3.

We note your statements in the paragraph preceding the report of independent registered public accounting firm provided by Jewett, Schwartz, Wolfe & Associates regarding your inability to obtain a consent from the accounting firm. You are required to provide the auditor’s consent as an exhibit to your registration statement pursuant to Item 601(b)(23) of Regulation S-K, unless you have received a consent waiver from the Division’s Office of Chief Accountant. Please refer to Section 4820 of the Division of Corporation Finance Financial Reporting Manual for guidance, which is available at: http://www.sec.gov/ divisions/corpfin/cffinancialreportingmanual.pdf. Please advise us accordingly.

Response:

A consent waiver from the Division’s Office of Chief Accountant was granted pursuant to a letter dated November 22, 2011 (File No. 000-53680).  The registration statement has been further revised to comply with disclosure requests under such letter.

Signature Page

Comment 4.

You have provided a signature on behalf of the registrant and the signature of one director. Please revise the signature page to provide signatures for the individual(s) signing in the capacities of principal executive officer, principal financial officer, and principal accounting officer or controller. See Instruction 1 to Signatures section of Form S-1.

Response:

The signature page has been revised to provide the signature for individuals signing in the capacities of principal executive officer, principal financial officer and principal accounting officer.

Exhibit 5.1

Comment 5.

We note that you intend to file the legality opinion by amendment to your registration statement. Please note that we need sufficient time for review of the opinion and that we may have comments after reviewing it.

Response:

A legality opinion has been provided with the amendment.

United States Securities and Exchange Commission

December 21, 2011

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

cc:

Divine Skin, Inc.

Divine Skin, Inc.

1680 Meridian Avenue, Suite 301

Miami, Florida  33139

December 23, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Chambre Malone

Re:

Divine Skin, Inc.

Registration Statement on Form S-1 Filed November 3, 2011

File No. 333-177708

Dear Sirs:

In connection with the Registration Statement on Form S-1 filed November 3, 2011, filed by Divine Skin, Inc. (the “Company”), the Company acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel Khesin

President